UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11- K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Mark One)
☒    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Fiscal Year Ended December 31, 2024
OR
☐     TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission File Number 1-5975
A.    Full Title of Plan: Humana Puerto Rico Retirement Savings Plan
B.    Name of Issuer of the Securities held Pursuant to the Plan and the Address of its Principal Executive Office:
Humana Inc.
500 West Main Street
Louisville, Kentucky 40202

Humana Puerto Rico Retirement Savings Plan
Index
December 31, 2024 and 2023

Note: Other Schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (ERISA) have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Administrator and Plan Participants of Humana Puerto Rico Retirement Savings Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Humana Puerto Rico Retirement Savings Plan (the “Plan”) as of December 31, 2024 and 2023 and the related statements of changes in net assets available for benefits for the years then ended, including the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2024 and 2023, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2024 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ PricewaterhouseCoopers LLP

Philadelphia, Pennsylvania
June 17, 2025

We have served as the Plan’s auditor since 1999.

Humana Puerto Rico Retirement Savings Plan
Statements of Net Assets Available for Benefits
December 31, 2024 and 2023

	2024	2023
Assets
Cash and cash equivalents	$55,087	$17,611
Investments, at fair value	80,531,027	76,730,234

Employer contributions receivable	191,608	167,171
Participant contributions receivable	875	—
Notes receivable from participants	3,085,061	2,648,577
Total receivables	3,277,544	2,815,748

Total assets	83,863,658	79,563,593

Liabilities

Accrued expenses	553	13,228

Total liabilities	553	13,228

Net assets available for benefits	$83,863,105	$79,550,365

The accompanying notes are an integral part of these financial statements.

Humana Puerto Rico Retirement Savings Plan
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2024 and 2023

	2024	2023
Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$5,743,267	$8,960,534
Interest and dividend income	339,271	247,338
Total investment income	6,082,538	9,207,872

Contributions:
Participant	3,745,667	3,841,283
Employer (net of forfeitures)	3,380,361	3,519,226
Total contributions	7,126,028	7,360,509

Interest on notes receivable from participants	202,004	135,343
Total additions	13,410,570	16,703,724
Deductions from net assets attributed to:
Benefits paid to participants	8,912,369	4,712,017
Administrative expenses	185,461	207,110
Total deductions	9,097,830	4,919,127

Net increase	4,312,740	11,784,597
Net assets available for benefits:
Beginning of year	79,550,365	67,765,768
End of year	$83,863,105	$79,550,365

The accompanying notes are an integral part of these financial statements.

Humana Puerto Rico Retirement Savings Plan
Notes to Financial Statements
December 31, 2024 and 2023
1.        DESCRIPTION OF THE PLAN
The following description of the Humana Puerto Rico Retirement Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Humana Puerto Rico Retirement Savings Plan document or the Plan’s Summary Plan Description, not included herein, for a more complete description of the Plan and its provisions.
General
The Plan is a qualified defined contribution plan established for the benefit of the employees of Humana Inc. and its participating subsidiaries (the “Company” or “Humana”) who work in Puerto Rico (“eligible employees”) and is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Company is the sponsor (“Plan Sponsor”) and a committee appointed by the Company is the administrator (“Plan Administrator”) of the Plan. The Company appointed Schwab Retirement Plan Services as the recordkeeper. Banco Popular de Puerto Rico is the trustee and Charles Schwab Trust Bank is the custodian. Effective April 1, 2024, the Company appointed NEPC, LLC to provide investment consulting services to the Plan Administrator.
Newport Trust Company is the named fiduciary and investment manager of the investment fund under the Plan that holds shares of common stock of the Company (the “Humana Unitized Stock Fund”). The Plan offers access to a discretionary managed account service provided by Morningstar Investment Management LLC, a registered investment adviser and subsidiary of Morningstar, Inc. Morningstar Investment Management LLC is a fiduciary that is designated by the Plan and is made available to participants and beneficiaries to manage all or a portion of their Plan account.
Participant Accounts
Employees of the Company are generally eligible to participate upon employment. Individual accounts are maintained by the Plan for each eligible employee (“Participant”). Each Participant's account is credited with the Participant's contributions, the Company's contributions, and an allocation of Plan earnings or losses, reduced by Participant withdrawals and an allocation of administrative expenses. Allocations are based on Participants' account balances as discussed further below. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.
Contributions
Contributions to the Plan by or on behalf of employees may be restricted in amount and timing so as to meet certain requirements of the Puerto Rico Internal Revenue Code, as amended (“PRIRC”). For the plan years ended December 31, 2024 and 2023, the Plan maintained various accounts including the Pre-tax Savings Account, the Company Matching Account, the After Tax Account, and the Rollover Account, each as described below. A Participant’s Pre-tax contributions, discussed below, when combined with their After-tax contributions, may not exceed 37% of their compensation.

Pre-tax Savings Account
Employees of the Company may participate in the Pre-tax Savings Account beginning on the employee’s date of eligibility. A Participant, through payroll deductions, may contribute not less than 1% nor more than 35% of the Participant's eligible compensation, not to exceed the PRIRC limitation in effect for the calendar year, which was $15,000 for each of 2024 and 2023. The Company automatically enrolls eligible employees at a contribution rate of 3% of compensation as of the first day of the payroll period that begins 45 days following their date of hire, unless the employee elects not to participate in the Pre-tax Savings Account or elects a different percentage up to 35%. Automatically enrolled Participants who have not made any contribution election will have their contributions automatically increased by 1% annually, effective with the beginning of the second plan year following the year of automatic enrollment, to a maximum of 15%    . Participants may change their contribution percentage at any time.
Participants who are age 50 or older and contribute the maximum Puerto Rico limit or maximum Plan limit may elect to contribute an additional amount as a “catch-up” contribution, up to $1,500 in each of 2024 and 2023, through payroll deductions in an amount not less than 1% nor more than 35% of the Participant's annual compensation.

Humana Puerto Rico Retirement Savings Plan
Notes to Financial Statements
December 31, 2024 and 2023
Company Matching Account
The Company matches 125% of a Participant’s eligible pre-tax and catch-up contributions that combined do not exceed 6% of their eligible compensation after completion of one year of service. Rollover contributions are not matched. The Company may increase, decrease, or cease matching contributions, with approval from the Board of Directors. Matching contributions are funded each pay period and follow the Participants' investment elections.
After Tax Account
Eligible employees of the Company may participate in the Plan’s After Tax Account beginning on the employee’s date of hire. A Participant, through payroll deductions, may contribute not less than 1% nor more than 2% of the Participant's eligible compensation, on an after tax basis. Contributions to the After Tax Account are not eligible for Company matching contributions.
Rollover Account
The Plan allows Participants to rollover assets from other qualified retirement plans into this Plan subject to approval by the Plan Administrator.
Investment Options
Participants are responsible for investment decisions in all accounts, including Participant funded and Company funded accounts. Investments can be made among various investment options in 1% increments. In the absence of Participant directed allocations, contributions are invested in a Schwab Indexed Retirement Trust Fund based on a Participant's date of birth and estimated retirement date. In connection with a change in allocation of a Participant's or the Company's future contributions among the investment options or a change in the allocation of existing investments, the purchases and sales due to fund transfers are transacted at the funds’ end of day net asset value on the day the transaction is initiated.
Participant investment options consist of certain investment funds including mutual funds and money market funds with registered investment companies and common/collective trust/separate accounts, as well as the Schwab Personal Choice Retirement Account (“PCRA”). The PCRA is a self-directed brokerage account allowing Participants to make investments that are not included as one of the Plan’s options. In-kind distributions are allowed from the PCRA. The Humana Unitized Stock Fund invests primarily in the Company's stock with a small portion held in a money market fund to provide liquidity and to accommodate daily transactions.
Each of the investment funds is divided into units of participation, which are calculated daily by the recordkeeper. The daily value of each unit is determined by dividing the total fair market value of all assets in each fund by the total number of units in that fund. Investment income, including certain administrative fees and net appreciation (depreciation) of the fair value of investments, is allocated to each Participant’s account based on the change in unit value for each fund in which the Participant has an account balance.
Vesting
Participant contributions are fully vested and non-forfeitable. Generally, once a Participant has completed two years of service, the Company Matching Account contributions vest immediately and become non-forfeitable.
Forfeitures
The benefit to which a Participant is entitled is the benefit that can be provided from the Participant's vested account. Unvested Company Matching Account contributions are forfeited after a five year break in service, or as a result of withdrawal of the vested account following termination of employment. Forfeited Company Matching Account contributions are available to reduce the amount of subsequent employer contributions. If a former Participant is re-employed prior to five consecutive one-year breaks in service and repays the amount of his/her distribution, then any forfeited employer contributions are restored to his/her account.

Humana Puerto Rico Retirement Savings Plan
Notes to Financial Statements
December 31, 2024 and 2023
For the years ended December 31, 2024 and 2023, forfeited nonvested accounts used to reduce employer contributions totaled $157,591 and $93,130, respectively. At December 31, 2024 and 2023, there were $213 and $2,283 forfeited nonvested accounts available for reducing future employer contributions, respectively.
Benefit Payments and Withdrawals
Withdrawals at Termination
Upon termination of employment, including retirement, death, or disability, the Plan may disburse funds. Terminated Participants may elect to either leave his/her money in the Plan, if their vested account balance is $1,000 or greater, or take a total distribution of their vested account balance. If a terminated Participant elects to leave their money in the Plan, he/she may request a subsequent withdrawal at any time for a total or partial distribution of their vested account balance. Participant’s distribution options include lump sum and installment payments.
In addition, the Plan permits Participants to roll over contributions to another Puerto Rico qualified plan. A Participant must make a written request to the Plan for a direct rollover distribution. Rollovers must comply with certain requirements before the Plan will authorize the rollover distribution.
Participants requesting a lump sum distribution may do so in the form of cash or Humana common stock to the degree that their account is invested in the Humana Unitized Stock Fund, as defined by the Plan. For terminated Participants with a vested account balance less than $1,000, a lump-sum cash distribution will be made if a rollover has not been elected. Effective January 1, 2024, Participants can request a lump sum distribution in the form of any other property held under the Plan, including under a Self-Directed Brokerage Account if elected by the Participant.
In Service Withdrawals
59 ½ Withdrawals
Participants who are 59 ½ or older may make withdrawals from eligible accounts, as defined by the Plan.
Rollover Withdrawals
Generally, a Participant may make a withdrawal from rollover contributions at any time, as defined by the Plan.
Hardship Withdrawals
In the event funds are needed because of extreme financial hardship, as defined by law, the Participant may be allowed to make a withdrawal of their vested account balance from eligible accounts, as defined by the Plan.
After Tax Account Withdrawals
Generally, a Participant may make a withdrawal from the After Tax account at any time, as defined by the Plan.
Notes Receivable from Participants
Participants may borrow from eligible accounts, as defined in the Plan. Generally, the aggregate amount of the loans to a Participant shall not exceed the lesser of $50,000 or 50% of the vested portion of eligible accounts. The minimum amount a Participant may borrow is $1,000. Loan transactions are treated as a transfer to (from) the various investment funds from (to) the Participant Notes Receivable. Loan terms range from one to four years or up to ten years for the purchase of a primary residence. The loans are collateralized by the balance in the Participant's account and bear interest at a rate in accordance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA, as determined by the Plan Administrator. Principal and interest are repaid ratably through payroll deductions or directly to the recordkeeper. Loans are deducted proportionately from all accounts and all fund investments. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2024 or 2023. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded. At December 31, 2024, participant loan interest rates in effect ranged from 4.25% to 9.50% with various maturity dates through 2035. At December 31, 2023, participant loan interest rates in effect ranged from 4.25% to 9.50% with various maturity dates through 2033.

Humana Puerto Rico Retirement Savings Plan
Notes to Financial Statements
December 31, 2024 and 2023

Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event the Plan is terminated, Participants would become 100% vested in their accounts.
2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Presentation
The accompanying financial statements of the Plan have been prepared under the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
Investment Valuation and Income Recognition
Assets and liabilities measured at fair value are categorized into a fair value hierarchy based on whether the inputs to valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company’s own assumptions about the assumptions market participants would use. The fair value hierarchy includes three levels of inputs that may be used to measure fair value as described below.
Level 1 – Quoted prices in active markets for identical assets or liabilities. Level 1 assets and liabilities include mutual funds that are traded in an active exchange market.
Level 2 – Observable inputs other than Level 1 prices such as quoted prices in active markets for similar assets or liabilities; quoted prices for identical or similar assets or liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.
Level 3 – Unobservable inputs that are supported by little or no market activity and are significant to the fair value of the assets or liabilities. Level 3 includes assets and liabilities whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques reflecting the Company’s own assumptions about the assumptions market participants would use as well as those requiring significant management judgment.
The Plan's investments are recorded at fair value. The carrying value of the cash and cash equivalents approximates fair value as maturities are less than three months. Investments in mutual funds and money market funds of registered investment companies are valued based on the quoted net asset value of shares held by the Plan at year end. Investments in common stock are valued based on closing price of shares held by the Plan. Investments in common/collective trusts are valued based on the net asset value of units held by the Plan at year end, as a practical expedient. There are no restrictions on Participant redemptions and there are no unfunded commitments for investments in common/collective trusts. If the Plan was to initiate a full redemption of certain common/collective trusts, the trustees of the common/collective trusts could impose restrictions to the extent it is determined a full redemption could disrupt the liquidity or management of the fund.
Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Humana Puerto Rico Retirement Savings Plan
Notes to Financial Statements
December 31, 2024 and 2023
Net realized gains or losses on the sale of investments together with unrealized appreciation or depreciation on investments are presented as net appreciation (depreciation) in fair value of investments in the accompanying Statements of Changes in Net Assets Available for Benefits.
Notes Receivable from Participants
Participant loans are measured at their unpaid principal balance plus any accrued but unpaid interest and classified as notes receivable from participants in the Statements of Net Assets Available for Benefits.
Payment of Benefits
Benefit payments to Participants are recorded when paid.
Administrative Expenses
Certain expenses of maintaining the Plan are paid by the Plan and allocated to the Participant's accounts, unless otherwise paid by the Company. Expenses that are paid by the Company are excluded from these financial statements. Fees related to the administration of notes receivable from participants are charged directly to the participant’s account and are included in administrative expenses. Investment related expenses are included in net appreciation of fair value of investments.
3.    INVESTMENTS
The below tables summarize the fair value of the Plan’s investments at December 31, 2024 and 2023, respectively, for investments measured at fair value on a recurring basis. Interest-bearing cash and cash equivalents at December 31, 2024 and 2023 was $55,087 and $17,611, respectively, and was measured using quoted prices in active markets for identical assets (Level 1). During the years ended December 31, 2024 and 2023, no assets were measured using significant unobservable inputs (Level 3).

		Fair Value Measurements Using
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)
December 31, 2024
Mutual Funds	$5,090,023	$5,090,023	$—
Humana Unitized Stock Fund/Humana Common Stock	4,014,649	4,014,649	—
Personal Choice Retirement Account	35,199	—	35,199
Total Investments in the fair value hierarchy	$9,139,871	$9,104,672	$35,199
Common/Collective Trust Funds (1)	71,225,777	—	—
Humana Unitized Stock Fund/Money Market Fund (1)	165,379	—	—
Total Investments, at fair value	$80,531,027	$9,104,672	$35,199

Humana Puerto Rico Retirement Savings Plan
Notes to Financial Statements
December 31, 2024 and 2023

		Fair Value Measurements Using
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)
December 31, 2023
Mutual Funds	$5,893,326	$5,893,326	$—
Humana Unitized Stock Fund/Humana Common Stock	7,971,947	7,971,947	—
Personal Choice Retirement Account	26,262	—	26,262
Total Investments in the fair value hierarchy	$13,891,535	$13,865,273	$—
Common/Collective Trust Funds (1)	62,484,965	—	—
Humana Unitized Stock Fund/Money Market Fund (1)	353,734	—	—
Total Investments, at fair value	$76,730,234	$13,865,273	$—
(1)    Certain investments that are measured at fair value using the net asset value per share (or its equivalent practical expedient) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the Statements of Net Assets Available for Benefits.
4.    INCOME TAX STATUS
The Plan was restated on January 1, 2020 and amended on December 16, 2020 to be compliant with Section 1081.01 of the Puerto Rico Internal Revenue Code of 2011 (“Puerto Rico IRC”). A favorable tax status determination letter dated June 15, 2021 was obtained from the Treasury Department of the Commonwealth of Puerto Rico. The determination letter covers both the restatement and the amendment. The Plan Administrator believes that the Plan is designed and is currently operating in compliance with the applicable requirements of the Puerto Rico IRC.

The Plan Administrator is required to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Treasury Department of the Commonwealth of Puerto Rico. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2024 and 2023, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for the years prior to 2020.
5.    RELATED PARTY AND PARTY-IN-INTEREST TRANSACTIONS
Certain Plan investments, including the PCRA, are cash and cash equivalents and shares of mutual funds and common/collective trust funds managed by an affiliate of the custodian. Therefore, transactions in these investments qualify as party-in-interest transactions, which are exempt from prohibited transaction rules. The Plan also invests in the common stock of the Plan Sponsor as well as loans to Plan Participants, both of which qualify as related parties to the Plan and also are exempt from prohibited transaction rules.
For the year ended December 31, 2024, 5,424 units of the Humana Unitized Stock Fund were purchased for $626,552 and 11,720 units of the Humana Unitized Stock Fund were sold for $1,451,596. For the year ended December 31, 2023, 3,780 units of the Humana Unitized Stock Fund were purchased for $690,904 and 5,308 units of the Humana Unitized Stock Fund were sold for $984,201. At December 31, 2024 and 2023, the fair value of the Humana Unitized Stock Fund was $4,180,028 and $8,325,681, respectively, which represented 5.2% and 11.2%, respectively, of the fair value of all investments held by the Plan.
The Company has authorized Newport Trust Company with sole responsibility for deciding whether to restrict investment in the Humana Unitized Stock Fund, or to sell or otherwise dispose of all or any portion of the stock held in

Humana Puerto Rico Retirement Savings Plan
Notes to Financial Statements
December 31, 2024 and 2023
the Humana Unitized Stock Fund in certain limited circumstances. In the event Newport Trust Company determined to sell or dispose of stock in the Humana Unitized Stock Fund, Newport Trust Company would designate an alternative investment fund under the Plan for the temporary investment of any proceeds from the sale or other disposition of the Company’s common stock.
6.    RISKS AND UNCERTAINTIES
The Plan invests in various investment securities, as discussed in Note 3. Investment securities are exposed to various risks including, but not limited to, interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect Participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.
The Plan’s exposure to concentrations of credit risk is limited by diversification of investments across all Participant directed fund elections. In addition, the investments within each Participant directed fund election are further diversified into various financial instruments, with the exception of the Humana Unitized Stock Fund which principally invests in Humana common stock.

Humana Puerto Rico Retirement Savings Plan
Plan #004 EIN #61-0647538
Schedule H, Line 4i – Schedule of Assets (Held at End of Year), December 31, 2024

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of investment	(d) Cost**	(e) Current Value
	Registered Investment Companies (Mutual Funds):
*	Schwab Retirement Government Money Fund	Mutual fund	—	$4,174,388
	Delaware Small Cap Value Fund I	Mutual fund	—	915,635
	Total Mutual Funds			5,090,023

	Common/Collective Trusts:
	PIMCO Total Return Class III	Common/Collective Trust	—	4,289,503
	State Street US Bond IDX NL M	Common/Collective Trust	—	1,228,195
	MFS International Equity Class 5B	Common/Collective Trust	—	3,359,947
*	Schwab Institutional Large Cap Value Trust Fund Class I	Common/Collective Trust	—	5,519,952
	JPMCB Large Cap Growth Fund CF-A	Common/Collective Trust	—	7,052,686
*	Schwab Index Retirement Trust Fund 2010 Unit Class IV	Common/Collective Trust	—	155,056
*	Schwab Index Retirement Trust Fund 2015 Unit Class IV	Common/Collective Trust	—	10,758
*	Schwab Index Retirement Trust Fund 2020 Unit Class IV	Common/Collective Trust	—	1,990,883
*	Schwab Index Retirement Trust Fund 2025 Unit Class IV	Common/Collective Trust	—	212,985
*	Schwab Index Retirement Trust Fund 2030 Unit Class IV	Common/Collective Trust	—	4,349,669
*	Schwab Index Retirement Trust Fund 2035 Unit Class IV	Common/Collective Trust	—	371,918
*	Schwab Index Retirement Trust Fund 2040 Unit Class IV	Common/Collective Trust	—	8,713,215
*	Schwab Index Retirement Trust Fund 2045 Unit Class IV	Common/Collective Trust	—	958,702
*	Schwab Index Retirement Trust Fund 2050 Unit Class IV	Common/Collective Trust	—	8,616,666
*	Schwab Index Retirement Trust Fund 2055 Unit Class IV	Common/Collective Trust	—	2,305,487
*	Schwab Index Retirement Trust Fund 2060 Unit Class IV	Common/Collective Trust	—	1,927,896
*	Schwab Index Retirement Trust Fund 2065 Unit Class IV	Common/Collective Trust	—	118,818
	SS GBL All Cap EQ US IDX NL K	Common/Collective Trust	—	3,655,456
	State Street Russell All Cap C	Common/Collective Trust	—	7,353,786
	State Street Russell Small Cap K	Common/Collective Trust	—	2,966,404
	State Street S&P 500 INDX NL K	Common/Collective Trust	—	3,523,669
	Loomis Sayles Small Cap Growth D	Common/Collective Trust	—	2,544,126
	Total Common/Collective Trusts			71,225,777

	Other Investments:
*	Humana Unitized Stock Fund:
	Humana Common Stock	Common Stock	—	4,014,649
	State Street Government Short Term Investment Fund	Money Market Fund	—	165,379
	Total Humana Unitized Stock Fund			4,180,028
*	Personal Choice Retirement Account - Self-directed Brokerage Account	Brokerage accounts	—	35,199
*	Banco Popular Puerto Rico Time Deposit	Interest-bearing cash		55,087
*	Notes Receivable from Participants, Interest Rate: 4.25% - 9.50%, with Maturity Dates: 2025-2035	Participant loans	—	3,085,061
	Total			$83,671,175
*	Party-in-interest to the Plan
**	Historical cost is not required as all investments are participant-directed

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator for the Humana Puerto Rico Retirement Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.
HUMANA PUERTO RICO RETIREMENT SAVINGS PLAN
BY:

/s/ JESSICA KLEIN
Jessica Klein
Member, Humana Retirement Plans Committee
June 17, 2025

Exhibit Index

Exhibit 23                Consent of Independent Registered Public Accounting Firm